[Randolph Bancorp, Inc. Letterhead]

May 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Randolph Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-209935)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Randolph Bancorp, Inc., a Massachusetts corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on May 13, 2016 at 1:00 p.m., or as soon thereafter as is practicable.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James P. McDonough
James P. McDonough
President and Chief Executive Officer